August 4, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell Celeste Murphy

Re:	Freeline Therapeutics Holdings plc
Registration Statement on Form F-1, as amended (File No. 333-239938)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Freeline Therapeutics Holdings plc (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on August 6, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC EVERCORE GROUP L.L.C.

Acting on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Executive Director

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director